Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Preferred Income Opportunities Fund, formerly known as Nuveen Multi-Strategy Income and Growth Fund

811-21293

The Board of the above referenced fund approved an investment policy change whereby the fund may invest up to 5% of the portion (which portion constitutes roughly 50% of the funds total assets) of the funds portfolio managed by Nuveen Asset Management, in hybrid/preferred securities issued by companies located in emerging market countries..


The changes were effective upon a press release on 8/14/14, and such press release is attached.